EXHIBIT (a)(5)(iii)

FOR IMMEDIATE RELEASE	CONTACT: Frederick N. Cooper (215) 938-8312
July 24, 2008	fcooper@tollbrothersinc.com Joseph R. Sicree (215) 938-8045 jsicree@tollbrothersinc.com
TOLL BROTHERS ANNOUNCES COMPLETION OF EMPLOYEE STOCK OPTION EXCHANGE PROGRAM
Horsham, PA, July 24, 2008 — Toll Brothers, Inc. (NYSE:TOL) (www.tollbrothers.com), the nation’s leading builder of luxury homes, today announced the completion of its employee stock option exchange program, which expired at 5:00 p.m. EDT on July 17, 2008. All outstanding eligible options that were properly tendered for exchange by eligible employees have been accepted. The Company believes the program, which reduced the number of shares subject to outstanding stock options by 914,266 shares, will have a positive effect on the retention and motivation of participating employees.
Toll Brothers has accepted for exchange and cancellation options to purchase 2,515,275 shares of its common stock, representing approximately 97% of the shares underlying all eligible options. Options held by eligible employees with an exercise price equal to or greater than $27.24 per share were eligible for exchange in the program. Of the 467 Company employees who were eligible, 403, or approximately 86%, participated in the program. The Company’s directors and its chief executive officer, chief operating officer and chief financial officer were not eligible to participate in the program. The program was approved by the Company’s stockholders at the March 2008 Annual Meeting of Stockholders.
Subject to the terms and conditions of the program, in exchange for the eligible options that were accepted for exchange and cancellation, Toll Brothers issued replacement options to purchase an aggregate of 1,601,009 shares of its common stock. The replacement options were issued on July 18, 2008 and have an exercise price of $18.92 per share, the closing price of the Company’s stock on the New York Stock Exchange on that date.
The full terms and conditions of the stock option exchange program are set forth in a Tender Offer Statement on Schedule TO, as amended, that Toll Brothers has filed with the SEC.
Toll Brothers, Inc. is the nation’s leading builder of luxury homes. The Company began business in 1967 and became a public company in 1986. Its common stock is listed on the New York Stock Exchange under the symbol “TOL”. The Company serves move-up, empty-nester, active-adult and second-home home buyers and operates in 21 states: Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Nevada, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Texas, Virginia and West Virginia.
Toll Brothers builds luxury single-family detached and attached home communities, master planned luxury residential resort-style golf communities and urban low-, mid- and high-rise communities, principally on land it develops and improves. The Company operates its own architectural, engineering, mortgage, title, land development and land sale, golf course development and management and landscape subsidiaries. The Company also operates its own lumber distribution, and house component assembly and manufacturing operations.
Toll Brothers, a FORTUNE 500 Company, is the only publicly traded national home building company to have won all three of the industry’s highest honors: America’s Best Builder from the National Association of Home Builders, the National Housing Quality Award, and Builder of the Year. Toll Brothers proudly supports the communities in which it builds; among other philanthropic pursuits, the Company sponsors the Toll Brothers — Metropolitan Opera International Radio Network, bringing opera to neighborhoods throughout the world. For more information, visit tollbrothers.com.

###
Certain information included herein and in other Company reports, SEC filings, verbal or written statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, information related to anticipated operating results, financial resources, changes in revenues, changes in profitability, changes in margins, changes in accounting treatment, interest expense, inventory write-downs, effects of home buyer cancellations, growth and expansion, anticipated income to be realized from our investments in unconsolidated entities, the ability to acquire land, the ability to gain approvals and to open new communities, the ability to sell homes and properties, the ability to deliver homes from backlog, the ability to secure materials and subcontractors, the ability to produce the liquidity and capital necessary to expand and take advantage of opportunities in the future, industry trends, and stock market valuations. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company reports, SEC filings, statements and presentations. These risks and uncertainties include local, regional and national economic conditions, the demand for homes, domestic and international political events, uncertainties created by terrorist attacks, the effects of governmental regulation, the competitive environment in which the Company operates, fluctuations in interest rates, changes in home prices and sales activity in the markets where the Company builds homes, the availability and cost of land for future growth, adverse market conditions that could result in substantial inventory write-downs, the availability of capital, uncertainties and fluctuations in capital and securities markets, changes in tax laws and their interpretation, legal proceedings, the availability of adequate insurance at reasonable cost, the ability of customers to obtain adequate and affordable financing for the purchase of homes, the ability of home buyers to sell their existing homes, the ability of the participants in our various joint ventures to honor their commitments, the availability and cost of labor and building and construction materials, the cost of oil, gas and other raw materials, construction delays and weather conditions.